

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 2, 2007

Via Facsimile ((212) 805-5552) and U.S. Mail

Andrew H. Abramowitz, Esq.
Greenberg Traurig, LLP
One International Place
Boston, MA 02110

> **Re: Summer Infant, Inc.**
> **Schedule TO-I/A and Schedule 13E-3/A, filed October 31, 2007**
> **File No. 005-80724**

Dear Mr. Abramowitz, Esq.

We have reviewed your filings and have the following comments.

Offer to Purchase

Summary Term Sheet, page 2

1.   We reissue comment 4. Please revise this section to include a summary of the <u>substantive</u> going private aspects of this tender offer.

Special Factors

Purpose of the Offer, page 8

2.   We note your response to comment 6. It appears that the factors cited in your disclosure and referenced in your response have been present for some time. Please explain, with a view toward revised disclosure, why those factors are relevant to conducting the going private transaction <u>at this time</u>.

Fairness of the Offer, page 9

3.   We reissue comment 9. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is (i) <u>substantively and procedurally</u> fair to (ii) *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. In addition, please address the substantive and procedural fairness as to both security holders who tender their warrants and those who do not tender their warrants. Refer to Question and Answer 19 in Release No. 34-17719 (April 13, 1981).

4.   Please clarify in the disclosure the substance of your response to comment 12.

The Tender Offer
Conditions of the Offer, page 21

5.   We are unable to locate the revisions referenced in your response to comment 17. Please revise or advise.

Certain Information Concerning Summer, page 23

6.   We note that in your response to comment 19 you state you no longer are incorporating by reference pro forma financial information from a proxy statement dated February 13, 2007. We are unable to locate a revision to effect this response however. Please revise or advise.

7.   We note the revisions made in response to comment 19 you included pro forma financial information. Please revise to include a line-item for the ratio of earnings to fixed charges. Refer to Item 1010(b)(2) of Regulation M-A.

8.   We reissue comment 20.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions